                       ADDENDUM FOR EMPLOYEES IN SINGAPORE

TAX INFORMATION

         This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision.

         Generally, the grant of new options should not be a taxable event under the Income Tax Act. However, although we do not believe there will be a tax liability in connection with the tender of your eligible options, this is not completely certain.

         Effective 1 April 2001, new legislation provides favorable tax treatment for stock options, provided that certain requirements are satisfied. It is possible that the new options may be structured to achieve such favorable tax consequences for all or a portion of the new options, but no assurances can be given to that effect.

         Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations and tax consequences relevant to your participation in the offer.